Exhibit 10.1

Anthony Folger

Dear Anthony:

This letter serves to confirm the terms of our offer of employment:

Position:	Chief Financial Officer

Status:	Full-time, Regular, Exempt

Reporting to:	Chief Executive Officer

Compensation:

Base salary of $11,666.67 semi-monthly, which is the equivalent of $280,000.00 annually, paid in accordance with the Company’s normal payroll procedures. You should note that Carbonite may modify salaries and benefits from time to time as it deems necessary.

All forms of compensation which are referred to in this offer letter are subject to reduction to reflect applicable withholding, payroll and other required taxes and deductions.

Signing Bonus:	You shall receive a $50,000.00 signing bonus contingent on a start date on or before January 7, 2013. In the event you voluntarily resign prior to your first anniversary of employment, you must return the complete signing bonus to the Company. In the event of a Change of Control (as defined in the 2011 Equity Award Plan) prior to your first anniversary of employment, the signing bonus shall be forgiven. Payment of the signing bonus shall be made by the end of January 2013.

Bonus:	You will be eligible for an incentive management bonus of 40% of your base salary. The timing and amount of any bonus is subject to the discretion and approval of the Compensation Committee of the Board of Directors.

Stock Options:	Options on 175,000 shares of Carbonite’s common stock vesting over four years with 25% vesting on your first anniversary of employment and the balance vesting in equal quarterly installments thereafter. The option exercise price will be equal to the fair market value of Carbonite’s common stock as of the date of grant, as determined by our Board of Directors. All option grants described in this Section are subject to approval by Carbonite’s Board of Directors and the specific terms of the options will be governed by Carbonite’s stock incentive plan and separate option agreement to be entered into by you and Carbonite.

Acceleration of Options:	If during the first twelve months after a Change of Control (as defined in the 2011 Equity Award Plan) you are terminated without cause or if you voluntarily resign from the company due to “Constructive Termination” (as defined in your existing option agreements), then your then-unvested options shall vest immediately prior to the termination date.

Benefits:	See Appendix A

Severance:

If you are terminated without Cause (as defined below) or are Constructively Terminated (as defined in your existing option agreements), you will be entitled to receive a payment amount equal to (and payable pro rata over such 6 month period following termination) (i) six times your then current monthly base salary and (ii) six times the monthly amount that the Company paid for your participation in the Company’s health insurance plan during the month immediately preceding your termination date, subject to any and all additional conditions and qualifications contained in this offer letter.

“Cause” shall mean (1) willful misconduct in connection with your employment or willful failure to perform your responsibilities in the best interests of the Company, as determined by the Company; (2) conviction of, or plea of nolo contendre or guilty to, a felony under the laws of the United States or any State; (3) any act of fraud, theft, embezzlement or other material dishonesty by you which harmed the Company; (4) intentional violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, or (5) repeated failure to perform your duties and obligations of your position with the Company which failure is not cured within 30 days after notice of such failure from the Company to you.

The foregoing amounts shall be made in accordance with the Company’s normal payroll practices; provided, however, that the Company shall not make any severance payments unless and until (x) you execute and deliver to the Company a general release in substantially the form of Exhibit A attached hereto (the “Release”), (y) such Release is executed and delivered to the Company within twenty-one (21) days after your termination date and (z) all time periods for revoking the Release have lapsed. If you are terminated during the month of December of any calendar year and are owed severance hereunder, no severance payments shall be made prior to January 1st of the next calendar year and any amount that would have otherwise been payable to you in December of the preceding calendar year will be paid to you on the first date in January on which you would otherwise be entitled to any payment.

Following your termination date, all benefits offered by the Company, including health insurance benefits, shall cease. From and after such date, you may elect to continue your participation in the Company’s health insurance benefits at your expense pursuant to COBRA by notifying the Company in the time specified in the COBRA notice you will be provided and paying the monthly premium yourself. Notwithstanding the above, if you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then any amounts payable to you during the first six months and one day following the date of your termination that constitute nonqualified deferred compensation within the meaning of Section 409A of the Code (as determined by the Company in its sole discretion) shall not be paid to you until the date that is six months and one day following such termination to the extent necessary to avoid adverse tax consequences under Section 409A of the Code.

Expected Start Date	On or prior to January 7, 2013

Please understand that your employment with Carbonite is for no specified period of time and constitutes “at-will” employment. As a result, you are free to resign at any time, for any reason or for no reason, with or without notice. Similarly, Carbonite is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to Carbonite documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to Carbonite within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Like all Carbonite employees, you will be required, as a condition of your employment with Carbonite, to sign, on or before your first day of employment, the Company’s Confidentiality, Invention Assignment and Non-Competition Agreement. Please retain a signed copy for your files.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or that may limit the manner in which you may be employed.

You agree that, during the term of your employment with Carbonite, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which Carbonite is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Carbonite.

To indicate your acceptance of this offer, please sign and date the attached Acceptance and Acknowledgement and return it to me. This letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement, set forth the terms of your employment with Carbonite and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Chief Executive Officer of Carbonite and by you.

This offer will expire on Wednesday, November 21, 2012 at 7pm ET.

We are pleased to welcome you to the Carbonite team and look forward to a mutually beneficial relationship.

Sincerely,

CARBONITE, INC.

ACCEPTANCE AND ACKNOWLEDGMENT

I accept the offer of employment from Carbonite as set forth in the offer letter dated November 19, 2012. I understand and acknowledge that my employment with Carbonite is for no particular term or duration and at all times is at-will, meaning that I, or Carbonite, may terminate the employment relationship at any time, with or without cause and with or without prior notice.

I understand and agree that the terms and conditions set forth in the offer letter represent the entire agreement between Carbonite and me superseding all prior negotiations and agreements, whether written or oral. I understand that the terms and conditions described in the offer letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement are the terms and conditions of my employment. No one other than Carbonite’s Chief Executive Officer or Chief Financial Officer is authorized to sign any employment or other agreement which modifies the terms of the offer letter and Carbonite’s Confidentiality, Invention Assignment and Non-Competition Agreement, and any such modification must be in writing and signed by either such executive. In addition, I understand that any promotion, increase in compensation and/or offer regarding other positions must be in writing and signed by my manager and the appropriate individual in the Human Resources Department. I understand that Carbonite may, in its sole discretion, modify salary and benefits as well as other plans and programs from time to time as it deems necessary.

Signature:                 /s/ Anthony Folger                    Date             11/21/2012

Printed Name:             ANTHONY FOLGER

APPENDIX A

EMPLOYEE BENEFITS

Carbonite offers a comprehensive benefits package. We are committed to providing a competitive portfolio of benefits including health, insurance, and retirement, along with work life programs. Below is a very brief summary of these benefits. In all instances, the terms of the Benefit Plan document will govern.

Medical Insurance

Carbonite offers a comprehensive health insurance plan to all full-time permanent eligible employees through Health Plans, Inc. which utilizes the Harvard Pilgrim Health Care provider network. We offer three plans and generously contribute to the cost of this benefit. Eligibility begins on first day of employment. Premium contributions contributed by the employee are on a pre-tax basis.

Dental Insurance

Carbonite offers dental benefits through MetLife Insurance. These benefits are available to all full-time permanent eligible employees. Eligibility begins on first day of employment. Premium contributions contributed by the employee are on a pre-tax basis.

Vision

Carbonite offers vision benefits through VSP Vision. These benefits are available to all full-time permanent eligible employees. Eligibility begins the first of the month following the first day of employment. Premium contributions contributed by the employee are on a pretax basis.

Life and other Insurance

Carbonite provides full-time permanent employees with Basic Life, AD& D, Short-Term Disability and Long-Term Disability insurance; the company picks up the full cost of these benefits. Additional life insurance for employees, spouses, and dependents, as well as critical illness, accident, and AD&D insurances may be purchased by the employee at discounted rates.

Flexible Spending Accounts

Carbonite offers a flexible spending account plan. This plan will allows the employee to make pre-tax contributions through payroll deduction into medical and dependent flexible spending accounts.

Commuter Benefit Plans (CBP)

Carbonite offers CBP Transit & Parking Plans which are pre-tax commuter benefits plan that is used to pay for monthly bus, ferry, train or metro passes along with qualified expenses for vanpooling in commuter highway vehicles, and parking expense. Expenses must be incurred when commuting between work and an employee’s residence.

401(k) Savings Plan

Carbonite has established the Carbonite, Inc. 401(k) Plan with the objectives of providing for employee security upon retirement and encouraging employees to save on a regular basis. Employees are eligible upon hire. Carbonite will match the first 3% of employee contributions at 100% and the next 2% of employee contributions at 50%. The match is immediately 100% vested.

Vacation

At Carbonite we focus on what people get done, not hours and days worked. Just as we don’t have a nine to five policy, we don’t have a vacation policy. Exempt employees should make sure that their work is covered and notify their managers when they plan to be out of the office with as much notice as possible.

Holidays

Carbonite’s offices are closed in company-wide recognition of ten holidays per calendar year.

Employee Assistance Plan

Carbonite employees and their eligible dependents (including domestic partners) are eligible to participate in the Employee Assistance Plan (EAP) effective on their date of hire. This plan provides access to a confidential resource for evaluation, counseling, information, and referrals to help solve work and personal issues.

All benefits are subject to change at the discretion of the Company.

EXHIBIT B

RELEASE